FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2023

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Publicly Held Company with Authorized Capital
CNPJ/ME Noº 47.508.411/0001-56
NIRE 35.300.089.901

MATERIAL FACT

Companhia Brasileira de Distribuição (“GPA”), pursuant to Law No. 6,404, of December 15, 1976, as in force (“Brazilian Corporate Law”) and Resolution of the Brazilian Securities Commission (“CVM”) No. 44, of August 23, 2021, informs its shareholders and the market in general, in continuity to the material facts disclosed on August 10, September 5 and December 30, 2022 about the segregation of the businesses of GPA and Almacenes Éxito S.A. (“Éxito” and “Transaction”, respectively), that the Board of Directors of GPA, at a meeting held on the present date, approved a proposal to be submitted to the approval of GPA’s shareholders at an extraordinary general meeting to be held on February 14, 2023 (“General Meeting”), of a capital reduction of GPA with the delivery of Éxito’s shares to its shareholders, in proportion to their respective holdings in GPA's capital stock, as described below.

The capital reduction proposal was preceded by a proposal, also to be submitted to the shareholders’ approval at the General Meeting, to increase the capital stock in the amount of BRL 2,605,397,776.43 (two billion, six hundred and five million, three hundred and ninety-seven million one thousand, seven hundred and seventy-six reais and forty-three cents), through the capitalization of certain reserves, without the issuance of new shares, pursuant to article 169 of the Brazilian Corporate Law.

Subsequently, based on article 173 of the Brazilian Corporate Law, it was approved the proposal of a capital reduction in the amount of BRL 7,133,404,372.71 (seven billion, one hundred and thirty three million, four hundred and four thousand, three hundred and seventy two reais and seventy one cents), upon delivery to GPA shareholders in the manner described below, of 1,080,556,276 (one billion, eighty million, five hundred and fifty-six thousand, two hundred and seventy and six) common shares issued by Éxito owned by GPA, being (four) shares of Éxito to each share of GPA.

The shares of Éxito to be delivered to GPA’s shareholders correspond to 86.3% of GPA's interest in Éxito's share capital (excluding treasury shares), which value corresponds to the value of the proposed capital reduction, on September 30, 2022, as reported in the the 2022 3rd quarter financials of GPA. After the conclusion of the Transaction, the Casino group will hold 47% of Éxito’s share capital (including the 13% to be kept by GPA) and the remaining 53% will be held by the other shareholders.

As these are shares issued by a foreign issuer, such shares will be distributed (i) to the holders of GPA’s shares in the form of sponsored Brazilian Depositary Receipts Level II ( “BDR”), to be admitted to trading on B3; and (ii) to holders of American Depositary Receipts issued by GPA, in the form of American Depositary Receipts Level II (“ADR”) , to be admitted to trading on the New York Stock Exchange.

The period of sixty (60) days for opposition by creditors, in accordance with the provisions of article 174 of the Brazilian Corporate Law, will begin on the date of publication of the minutes of the General Meeting, which will be duly informed to the market.

The distribution of the BDRs and ADRs to GPA's shareholders and ADR holders as a result of the capital reduction will take place after the end of the period for opposition by creditors and registration of Éxito's BDR and ADR programs and their respective listings, which are in progress, according to the cut-off date and procedures to be informed in due course, which GPA expects to occur in the first half of 2023. GPA's shares and ADRs will continue to be traded with the right to receive the BDRs and ADRs of Éxito, as the case may be, until the cut-off date, which, once determined, will be informed to the market.

Exclusively during the period of thirty (30) days after the effective delivery of the BDRs and ADRs, holders of BDRs who wish to convert their BDRs into ADRs or shares issued by Éxito and holders of ADRs who wish to convert their ADRs into BDRs or shares issued by Éxito, may do so without paying the cancellation fee or the issuance fee for BDRs and ADRs, as the case may be, charged by the respective depositaries.

Given that GPA is one of the biggest food retailers of South America, leader in the segment of premium and proximity supermarkets and leader of food e-commerce in Brazil, and Éxito is the largest operator of shopping centers in Colombia and an absolute leader of the food retail market in Colombia and Uruguay, we reinforce that the Transaction has a potential of unlocking value to be captured equally by all shareholders of GPA.

Tomorrow, January 10th, 2023, at 06:30AM NY time (08:30AM BZ time) the Company will hold a videoconference to present the most important aspects of the Transaction, that will be simultaneously translated to English, with a Q&A section at its end. The link that must be accessed to participate of the videoconference, is https://tenmeetings.com.br/ten-events/#/webinar?evento=FatoRelevante-GPA_913.

GPA will keep the market and its shareholders informed about the existence of new material facts related to the contemplated Transaction.

São Paulo, January 9th, 2023.

Guillaume Marie Didier Gras

Vice President of Finance and Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: January 9, 2023	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.